


Atrion

unwavering attention to **advancement**


2009 ANNUAL REPORT TO STOCKHOLDERS



Atrion Corporation develops and manufactures products primarily for medical applications. Our products increase safety for patients and providers, and advance the standard of care. We target niche markets, with particular emphasis on fluid delivery, cardiovascular and ophthalmology applications. Headquartered in Allen, Texas, Atrion has design and manufacturing facilities in Alabama, Florida, and Texas.

contents

financial highlights

For the Year Ended December 31	2009	2008
Revenues	$ 100,643,000	$ 95,895,000
Operating Income	25,993,000[a]	22,973,000
Net Income	17,486,000[a]	15,667,000
Income per Diluted Share	$ 8.68[a]	$ 7.82
Weighted Average Diluted Shares Outstanding	2,015,000	2,004,000

As of December 31	2009	2008
Total Assets	$ 132,749,000	$ 115,353,000
Cash and Investments	$ 36,401,000	$ 16,748,000
Long-term Debt	$ 0	$ 0
Stockholders' Equity	$ 116,731,000	$ 100,842,000



$4.66
$5.51
$6.71(b)
$7.82
$8.68(a)
2005
2006
2007
2008
2009

INCOME PER DILUTED SHARE



$72
$81
$89
$96
$101
2005
2006
2007
2008
2009

REVENUES IN MILLIONS



$12.7
$14.3
$19.1(b)
$23.0
$26.0(a)
2005
2006
2007
2008
2009

OPERATING INCOME IN MILLIONS

a) These are non-GAAP financial results. GAAP operating income was $25,004,000, GAAP net income was $16,843,000 and GAAP income per diluted share was $8.36 (see page 31 for reconciliation of these amounts).

b) These are non-GAAP financial results. GAAP income per diluted share was $7.06 and GAAP operating income was $20.2 million.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Among Atrion Corporation, S&P 500 Index, Russell 2000 Index and SIC Code Index



400
Atrion Corporation
S&P 500 Index
Russell 2000 Index
SIC Code Index
Dollars
0
2004
2005
2006
2007
2008
2009

The graph set forth above compares the cumulative total return on investment (the change in year-end stock price plus reinvestment of dividends) for the five-year period ended December 31, 2009, assuming $100 was invested on December 31, 2004, in each of (i) the Company, (ii) the S&P 500 Index, (iii) the Russell 2000 Index, and (iv) SIC Code Index – Surgical & Medical Instruments compiled by Morningstar, Inc. In the future, the Russell 2000 Index will replace the S&P 500 Index as the broad equity market index we will use for comparison purposes. We feel that the Russell 2000 Index is more relevant to our investors than the S&P 500 Index because we are a component of that index and we believe the market capitalizations of many of the companies comprising that index are more similar to our market capitalization than those of the companies comprising the S&P 500 Index.

Company/Index	2004	2005	2006	2007	2008	2009
Atrion Corporation	$100.00	$152.02	$171.87	$278.61	$218.80	$354.69
S&P 500 Index	$100.00	$104.91	$121.48	$128.16	$80.74	$102.11
Russell 2000 Index	$100.00	$104.55	$123.76	$121.82	$80.66	$102.58
SIC Code Index	$100.00	$93.68	$102.62	$116.94	$85.49	$101.99

to our stockholders,

At Atrion, we work hard to find opportunity in every situation. This is why, even amidst the economic turmoil of 2009, we achieved double-digit growth in earnings per share for the eleventh consecutive year. We keep growing because we focus on continually strengthening the foundation of our business—designing and manufacturing high-quality medical products for critical, niche applications.

These factors position us well to take advantage of internal and external growth opportunities in the coming year.

A Strong Foundation Yields Strong Results

Atrion's 2009 revenues and operating income reached all-time highs of $100.6 million and $26.0 million in 2009 compared to $95.9 million and $23.0 million in 2008, increases of 5% and 13%, respectively. Diluted earnings per share of $8.68 in 2009 were 11% higher than the $7.82 in the prior year. 2009 operating income and diluted earnings per share exclude a non-cash pre-tax charge of $1 million, or $.32 per share, attributable to the final settlement of the defined benefit pension plans terminated in 2007. Operating income and net income per diluted share for 2009 were $25.0 million and $8.36, respectively, on a GAAP basis.

Atrion began 2009 well prepared to withstand the changes in the economic environment rather than merely react to them. For over a decade we have maintained a disciplined and financially prudent course. In past years, we constantly sought to reinforce our operations, to upgrade our facilities and equipment, and to improve our products. We did not deviate from this course when the economic downturn began. Today, these improvements in our quality, technology, and processes serve to further differentiate our products as the marketplace grows even more competitive.

Clearly, the quality of our products is imperative to our continued success as a company. We listen to the changing demands of our end users, and we work hard to exceed our customers' expectations. Our reputation for performance, reliability, and service sets us apart—and our steady focus on enhancing the foundation of our business is what anchors this achievement.

Prepared to Meet Opportunities

As we write, most indicators point to an unsteady economic environment throughout 2010. In the U.S., the healthcare sector faces uncertainty around the outcome of healthcare reform, as well as a daunting federal deficit and struggling state budgets. The weak economy continues to place pressure on revenue for hospitals—which ultimately consume most of our products—as they confront potential cuts in reimbursements, and higher costs for treating an expanding pool of uninsured patients. All of this may lead some hospitals to postpone purchases of capital equipment and defer adoption of new procedures, and these decisions could adversely impact our own results.

Nevertheless, Atrion once again meets this outlook with watchful optimism. This stance is shaped by various advantages, including our substantial liquid assets, our ongoing ability to generate strong cash flows from operations, and the fact that we continue to carry no debt. Additionally, Atrion gains resilience from the diversity of our product mix, as is evident in our 2009 results: The solid revenue growth from our proprietary fluid delivery and ophthalmic products helped overcome declining sales of valves to the aviation and marine markets, which continued to suffer in the recession.

These factors position us well to take advantage of internal and external growth opportunities in the coming year. Assuming that the worst of the recession is over, we expect we can continue to show low double-digit growth in earnings for 2010. We are confident in our direction, and our dedication to future development remains firm.

We are inspired by the hard work of our employees, the loyalty of our customers, and the support of our communities and stockholders. With gratitude toward each, we pledge to continue the diligent pursuit of opportunities on behalf of them all.

Respectfully,



Emile A. Battat
Chairman and Chief Executive Officer

2009 Revenues by Product Line



Product Line	Revenue	Share
Fluid Delivery	$ 35,540,000	35%
Cardiovascular	$ 29,051,000	29%
Ophthalmology	$ 19,452,000	19%
Other	$ 16,600,000	17%

consolidated balance sheets

As of December 31, 2009 and 2008

Assets:	2009	2008
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 20,694**	$ 12,056
Short-term investments	**4,230**	4,692
Accounts receivable, net of allowance for doubtful accounts of $61 and $31 in 2009 and 2008, respectively	**11,026**	10,875
Inventories	**18,675**	20,169
Prepaid expenses and other current assets	**981**	719
Deferred income taxes	**596**	596
Total Current Assets	**56,202**	49,107
Property, Plant and Equipment	**99,862**	94,364
Less accumulated depreciation and amortization	**46,721**	40,994
	53,141	53,370
Other Assets and Deferred Charges:		
Patents and licenses, net of accumulated amortization of $10,147 and $9,805 in 2009 and 2008, respectively	**1,520**	1,863
Goodwill	**9,730**	9,730
Other	**679**	1,283
Long-term investments	**11,477**	—
	23,406	12,876
Total Assets	**$ 132,749**	$ 115,353

The accompanying notes are an integral part of these statements.

Liabilities and Stockholders' Equity:	2009	2008
	(in thousands)	
Current Liabilities:		
Accounts payable	**$ 2,529**	$ 2,438
Accrued liabilities	**3,596**	3,044
Accrued income and other taxes	**557**	731
Total Current Liabilities	**6,682**	6,213
Line of credit	**—**	—
Other Liabilities and Deferred Credits:		
Deferred income taxes	**7,850**	6,956
Other	**1,486**	1,342
	9,336	8,298
Total Liabilities	**16,018**	14,511
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $.10 per share, authorized 10,000 shares, issued 3,420 shares	**342**	342
Additional paid-in capital	**20,356**	19,130
Accumulated other comprehensive loss	**—**	(533)
Retained earnings	**131,769**	117,554
Treasury shares, 1,440 shares in 2009 and 1,452 shares in 2008, at cost	**(35,736)**	(35,651)
Total Stockholders' Equity	**116,731**	100,842
Total Liabilities and Stockholders' Equity	**$ 132,749**	$ 115,353

The accompanying notes are an integral part of these statements.

consolidated statements of income

For the year ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(in thousands, except per share amounts)		
Revenues	**$ 100,643**	$ 95,895	$ 88,540
Cost of Goods Sold	**55,312**	53,348	50,771
Gross Profit	**45,331**	42,547	37,769
Operating Expenses:			
Selling	**5,650**	6,268	6,353
General and administrative	**11,623**	10,337	9,841
Dispute resolution	**—**	—	(1,398)
Research and development	**3,054**	2,969	2,778
	20,327	19,574	17,574
Operating Income	**25,004**	22,973	20,195
Interest Income	**578**	299	57
Interest Expense	**—**	(10)	(251)
Other Income (Expense), net	**2**	1	—
Income before Provision for Income Taxes	**25,584**	23,263	20,001
Provision for Income Taxes	**(8,741)**	(7,596)	(5,995)
Net Income	**$ 16,843**	$ 15,667	$ 14,006
Net Income Per Basic Share	**$ 8.51**	$ 7.99	$ 7.39
Weighted Average Basic Shares Outstanding	**1,979**	1,961	1,894
Net Income Per Diluted Share	**$ 8.36**	$ 7.82	$ 7.06
Weighted Average Diluted Shares Outstanding	**2,015**	2,004	1,985
Dividends Per Common Share	**$ 1.32**	$ 1.08	$ .88

The accompanying notes are an integral part of these statements.

consolidated statements of cash flows

For the year ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(in thousands)	
Cash Flows From Operating Activities:			
Net income	**$ 16,843**	$ 15,667	$ 14,006
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**7,163**	6,353	5,534
Deferred income taxes	**608**	1,096	1,134
Stock-based compensation	**668**	637	368
Pension charge	**989**	—	310
Other	**—**	37	35
	26,271	23,790	21,387
Changes in operating assets and liabilities:			
Accounts receivable	**(151)**	(1,274)	969
Inventories	**1,494**	(2,782)	(271)
Prepaid expenses and other current assets	**(262)**	764	47
Other non-current assets	**434**	(591)	1,020
Accounts payable and accrued liabilities	**643**	(867)	317
Accrued income and other taxes	**(174)**	216	565
Other non-current liabilities	**144**	231	(1,329)
	28,399	19,487	22,705
Cash Flows From Investing Activities:			
Property, plant and equipment additions	**(6,591)**	(5,412)	(7,893)
Purchase of investments	**(15,640)**	(4,692)	—
Proceeds from maturities of investments	**4,625**	—	—
	(17,606)	(10,104)	(7,893)
Cash Flows From Financing Activities:			
Line of credit advances	**—**	3,000	19,426
Line of credit repayments	**—**	(3,000)	(30,825)
Exercise of stock options	**459**	543	697
Shares tendered for employees' taxes on stock-based compensation	**(122)**	(913)	(47)
Tax benefit related to stock options	**121**	1,635	805
Dividends paid	**(2,613)**	(2,123)	(1,670)
	(2,155)	(858)	(11,614)
Net change in cash and cash equivalents	**8,638**	8,525	3,198
Cash and cash equivalents, beginning of year	**12,056**	3,531	333
Cash and cash equivalents, end of year	**$ 20,694**	$ 12,056	$ 3,531
Cash paid for:			
Interest (net of capitalization)	**—**	10	312
Income taxes	**$ 8,170**	$ 3,781	$ 3,487

The accompanying notes are an integral part of these statements.

consolidated statement of changes in stockholders' equity and comprehensive income

For the year ended December 31, 2009, 2008 and 2007 (in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	Shares Outstanding	Amount	Shares	Amount				
Balances, January 1, 2007	1,874	$ 342	1,546	$ (34,403)	$ 14,140	$ (892)	$ 91,708	$ 70,895
Components of comprehensive income:								
Net income							14,006	14,006
Actuarial gain on pension plan, net of income taxes of $110						205		205
Recognition of pension plan curtailment gain and settlement loss, net of income taxes of $109						201		201
Total comprehensive income						406	14,006	14,412
Tax benefit from exercise of stock options					805			805
Stock options and restricted stock	39		(39)	382	845			1,227
Shares surrendered in option exercises	(2)		2	(204)				(204)
Dividends							(1,676)	(1,676)
Adjustment for initial application of FIN 48							(17)	(17)
Balances, December 31, 2007	1,911	342	1,509	(34,225)	15,790	(486)	104,021	85,442
Net income							15,667	15,667
Actuarial gain on pension plan, net of income taxes of $25						(47)		(47)
Total comprehensive income						(47)	15,667	15,620
Tax benefit from exercise of stock options					1,635			1,635
Stock options and restricted stock	74		(74)	755	1,705			2,460
Shares surrendered in option exercises	(17)		17	(2,181)				(2,181)
Dividends							(2,134)	(2,134)
Balances, December 31, 2008	1,968	342	1,452	(35,651)	19,130	(533)	117,554	100,842
Net income							16,843	16,843
Recognition of pension plan settlement loss, net of income taxes of $286						533		533
Total comprehensive income						533	16,843	17,376
Tax benefit from exercise of stock options					121			121
Stock options and restricted stock	15		(15)	171	1,105			1,276
Shares surrendered in option exercises	(3)		3	(256)				(256)
Dividends							(2,628)	(2,628)
Balances, December 31, 2009	1,980	$ 342	1,440	$ (35,736)	$ 20,356	$ —	$ 131,769	$ 116,731

The accompanying notes are an integral part of these statements.

notes to consolidated financial statements

(1) Summary of Significant Accounting Policies

Atrion Corporation ("Atrion") and its subsidiaries (collectively, the "Company") develop and manufacture products primarily for medical applications. The Company markets its products throughout the United States and internationally. The Company's customers include hospitals, distributors, and other manufacturers. The principal subsidiaries of Atrion through which these operations are conducted are Atrion Medical Products, Inc. ("Atrion Medical Products"), Halkey-Roberts Corporation ("Halkey-Roberts") and Quest Medical, Inc. ("Quest Medical").

Principles of Consolidation

The consolidated financial statements include the accounts of Atrion and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include cash on hand and in the bank as well as securities with original maturities of 90 days or less.

Trade Receivables

Trade accounts receivable are recorded at the original sales price to the customer. The Company maintains an allowance for doubtful accounts to reflect estimated losses resulting from the failure of customers to make required payments. On an ongoing basis, the collectability of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectability of specific accounts. The Company evaluates the collectability of specific accounts and determines when to grant credit to its customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with appropriate Company personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected.

Investments

The Company's investments consist of taxable high-grade corporate bonds, certificates of deposits, and tax-exempt municipal bonds. The Company's investment policy is to seek to preserve principal and maintain adequate liquidity while at the same time maximizing yields without significantly increasing risk. The Company classifies its investments as trading, available-for-sale or held-to-maturity. The Company's investments are accounted for as held-to-maturity since the Company has the positive intent and ability to hold these investments to maturity. These investments are reported at cost, adjusted for premiums and discounts that are recognized in interest income, using a method that approximates the effective interest method, over the period to maturity and unrealized gains and losses are excluded from earnings. The Company considers as current assets those investments which will mature in the next 12 months. The remaining investments are considered non-current assets.

Inventories

Inventories are stated at the lower of cost (including materials, direct labor and applicable overhead) or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	December 31,	
	2009	2008
Raw materials	**$ 8,541**	$ 8,978
Work in process	**4,078**	4,579
Finished goods	**6,056**	6,612
Total inventories	**$ 18,675**	$ 20,169

Accounts Payable

The Company reflects disbursements as trade accounts payable until such time as payments are presented to the bank for payment. At December 31, 2009 and 2008, disbursements totaling approximately $498,000 and $608,000, respectively, had not been presented for payment to the bank.

Income Taxes

The Company accounts for income taxes utilizing ASC 740, *Income Taxes* ("ASC 740"). ASC 740 requires the asset and liability method for the recording of deferred income taxes, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement and the tax bases of assets and liabilities, as measured at current enacted tax rates. When appropriate the Company evaluates the need for a valuation allowance to reduce deferred tax assets.

ASC 740 also requires the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more-likely-than-not of being sustained.

The Company's uncertain tax positions are recorded as "Other non-current liabilities." The Company classifies interest expense on underpayments of income taxes and accrued penalties related to unrecognized tax benefits in the income tax provision.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Additions and improvements are capitalized including all material, labor and engineering costs to design, install or improve the asset. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost (in thousands):

	December 31,		
	2009	2008	Useful lives
Land	**$ 5,260**	$ 5,260	—
Buildings	**29,662**	29,365	30-40 yrs
Machinery and equipment	**64,940**	59,739	3-10 yrs
Total property, plant and equipment	**$ 99,862**	$ 94,364	

Depreciation expense of $6,820,000, $6,055,000 and $5,222,000 was recorded for the years ended December 31, 2009, 2008 and 2007, respectively. Depreciation expense is recorded in either cost of goods sold or operating expenses based on the associated assets' usage.

Patents and Licenses

Costs for patents and licenses acquired are determined at acquisition date. Patents and licenses are amortized over the useful lives of the individual patents and licenses, which are from 7 to 19 years. Patents and licenses are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Goodwill

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible net assets acquired. Annual impairment testing for goodwill is done using a fair-value-based test. Goodwill is also reviewed for impairment periodically and whenever events or changes in circumstances indicate a change in value may have occurred. The Company has identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment annually: (1) Atrion Medical Products, (2) Halkey-Roberts and (3) Quest Medical. The total carrying amount of goodwill in each of the three years ended December 31, 2009, 2008 and 2007 was $9,730,000.

Current Accrued Liabilities

The items comprising current accrued liabilities are as follows (in thousands):

	December 31, 2009	December 31, 2008
Accrued payroll and related expenses	**$ 2,935**	$ 2,156
Accrued vacation	**159**	175
Accrued professional fees	**45**	221
Other accrued liabilities	**457**	492
Total accrued liabilities	**$ 3,596**	$ 3,044

Revenues

The Company recognizes revenue when its products are shipped to its customers, provided an arrangement exists, the fee is fixed and determinable and collectability is reasonably assured. All risks and rewards of ownership pass to the customer upon shipment. Net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Revenues are recorded exclusive of sales and similar taxes. Returns, discounts and other allowances have been insignificant historically.

Shipping and Handling Policy

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as cost of goods sold.

Research and Development Costs

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

Advertising

Advertising production costs are expensed as incurred. Costs for print placement media are expensed in the period the advertising first appears. Total advertising expenses were approximately $126,000, $251,000 and $277,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock-Based Compensation

The Company has stock-based compensation plans covering certain of its officers, directors and key employees. As explained in detail in Note 8, the Company accounts for stock-based compensation utilizing the fair value recognition provisions of ASC 718, *Compensation-Stock Compensation*, ("ASC 718").

Pension Plan

Pension plan benefits are expensed as applicable employees earn benefits. The recognition of expenses is significantly impacted by estimates made by management such as discount rates used to value certain liabilities and expected return on assets. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with pension plan benefits. As is further described in Note 11, the funded status of the Company's pension plan has been recorded as a non-current asset and all unrecognized losses, net of tax, have been recorded as accumulated other comprehensive loss within stockholders' equity. The Company terminated its pension plan in 2007 and had settled all obligations under the plan and no assets, liabilities or stockholders equity accounts remained for the plan as of December 31, 2009.

Comprehensive Income

Comprehensive income includes net income plus other comprehensive income, which for the Company consists of the amortization of unrecognized pension gains, and recognition of gains and losses as a result of pension plan curtailment and settlement transactions.

New Accounting Pronouncements

Effective July 1, 2009, the Company adopted Financial Accounting Standards Board ("FASB") ASC 105-10, *Generally Accepted Accounting Principles – Overall* ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("Updates"). The FASB will not consider Updates as authoritative in their own right. Updates will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

Effective April 1, 2009, the Company adopted FASB ASC 855-10, *Subsequent Events – Overall* ("ASC 855-10"). ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on the Company's consolidated financial statements.

From time to time, new accounting pronouncements applicable to the Company are issued by the FASB or other standards setting bodies, which the Company will adopt as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards that are not yet effective will not have a material impact on its consolidated financial statements upon adoption.

Fair Value Measurements

Accounting standards use a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009 and 2008, the Company held certain investments that were required to be measured for disclosure purposes only at fair value on a recurring basis. These investments are considered Level 2 assets. The fair value of the Company's investments is estimated using recently executed transactions and market price quotations. At December 31, 2009 and 2008, the fair value of the Company's investments approximated the carrying value of the investments (see Note 2).

The carrying values of the Company's other financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and accrued income and other taxes approximated fair value due to their liquid and short-term nature.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and accounts receivable.

The Company's cash is held in high credit quality financial institutions. As of December 31, 2009, $3.5 million in cash and cash equivalents was maintained in two separate municipal money market mutual funds, and $17.2 million in cash and cash equivalents was maintained at two major financial institutions in the United States. At times, deposits held with financial institutions may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2009, the Company's uninsured cash and cash equivalents totaled approximately $19.1 million.

The Company invests a portion of its cash in fully insured certificates of deposits and in debt instruments of corporations and municipalities with strong credit ratings.

For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for possible credit losses. As of December 31, 2009 and 2008, the Company had allowances for doubtful account balances of approximately $61,000 and $31,000, respectively. The carrying amount of the receivables approximates their fair value. The Company's largest customer accounted for 15.0%, 11.6% and 14.2% of operating revenues in 2009, 2008 and 2007, respectively. That same customer accounted for 16.1%, 12.8% and 15.8% of accounts receivable as of December 31, 2009, 2008 and 2007, respectively. No other customer exceeded 10% of the Company's operating revenues for the years ended, or accounts receivable as of, December 31, 2009, 2008 or 2007.

(2) Investments

As of December 31, 2009 and 2008, the Company held certain investments that were required to be measured for disclosure purposes at fair value on a recurring basis. These investments were considered Level 2 investments. The Company considers as current assets those investments which will mature in the next 12 months. The remaining investments are considered non-current assets. The amortized cost and fair value of the Company's investments that are being accounted for as held-to-maturity securities, and the related gross unrealized gains and losses, were as follows (in thousands):

		Gross Unrealized		
	Cost	Gains	Losses	Fair value
As of December 31, 2009				
Short-term Investments:				
Corporate bonds	$ 1,193	$ 8	$ —	$ 1,201
Bank certificates of deposit	3,037	—	—	3,037
Short-term investment securities held to maturity	$ 4,230	$ 8	$ —	$ 4,238
Long-term Investments:				
Corporate bonds	$11,477	$ 164	$ —	$11,641
As of December 31, 2008				
Short-term Investments:				
Corporate bonds	$ 4,063	$ 8	$ —	$ 4,071
Municipal tax-exempt bond	629	—	(2)	627
Short-term investment securities held to maturity	$ 4,692	$ 8	$ (2)	$ 4,698

At December 31, 2009, the length of time until maturity of these securities ranged from three to twenty-eight months.

(3) Patents and Licenses

Purchased patents and licenses paid for the use of other entities' patents are amortized over the useful life of the patent or license. Patents and licenses are as follows (dollars in thousands):

Weighted Average Original Life (years)	Gross Carrying Amount	Accumulated Amortization
December 31, 2009		
14.76	**$ 11,668**	**$ 10,148**
December 31, 2008		
14.75	$ 11,668	$ 9,805

Aggregate amortization expense for patents and licenses was $343,000 for 2009, $298,000 for 2008 and $312,000 for 2007. Estimated future amortization expense for each of the years set forth below ending December 31, is as follows (in thousands):

2010	$ 272
2011	$ 160
2012	$ 160
2013	$ 160
2014	$ 160

(4) Line of Credit

The Company has a revolving credit facility ("Credit Facility") with a money center bank. Under the Credit Facility, the Company and certain of its subsidiaries have a line of credit of $25 million which is secured by substantially all inventories, equipment and accounts receivable of the Company. Interest under the Credit Facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent (1.26 percent at December 31, 2009) and is payable monthly. The Company had no outstanding borrowings under the Credit Facility at December 31, 2009 or 2008. The Credit Facility expires November 12, 2012 and may be extended under certain circumstances. At any time during the term, the Company may convert any or all outstanding amounts under the Credit Facility to a term loan with a maturity of two years. The Company's ability to borrow funds under the Credit Facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2009, the Company was in compliance with all financial covenants.

(5) Income Taxes

The items comprising income tax expense are as follows (in thousands):

	Year ended December 31,		
	2009	**2008**	**2007**
Current — Federal	**$ 7,421**	$ 6,086	$ 4,760
Current — State	**712**	519	20
	8,133	6,605	4,780
Deferred —Federal	**560**	916	1,190
Deferred —State	**48**	75	25
	608	991	1,215
Total income tax expense	**$ 8,741**	$ 7,596	$ 5,995

Temporary differences and carryforwards which have given rise to deferred income tax assets and liabilities as of December 31, 2009 and 2008 are as follows (in thousands):

	2009	**2008**
Deferred tax assets:		
Benefit plans	**$ 690**	$ 454
Inventories	**520**	469
Other	**32**	77
Total deferred tax assets	**$ 1,242**	$ 1,000
Deferred tax liabilities:		
Property, plant and equipment	**$ 6,302**	$ 5,370
Pensions	**26**	163
Patents and goodwill	**2,168**	1,827
Total deferred tax liabilities	**$ 8,496**	$ 7,360
Net deferred tax liability	**$ 7,254**	$ 6,360
Balance Sheet classification:		
Non-current deferred income tax liability	**$ 7,850**	$ 6,956
Current deferred income tax asset	**596**	596
Net deferred tax liability	**$ 7,254**	$ 6,360

Total income tax expense differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

	Year ended December 31,		
	2009	**2008**	**2007**
Income tax expense at the statutory federal income tax rate	**$ 8,954**	$ 8,142	$ 7,030
Increase (decrease) resulting from:			
State income taxes	**421**	302	240
R&D credit	**(285)**	(481)	(586)
Foreign sales benefit	**—**	—	(66)
Section 199 manufacturing deduction	**(491)**	(415)	(348)
Other, net	**142**	48	(275)
Total income tax expense	**$ 8,741**	$ 7,596	$ 5,995

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits as required by ASC 740 is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$959
Increases in tax positions for prior years	52
Increases in tax positions for current year	179
Lapse in statute of limitations	(399)
Gross unrecognized tax benefits at December 31, 2007	$791
Increases in tax positions for prior years	11
Increases in tax positions for current year	281
Lapse in statute of limitations	(61)
Gross unrecognized tax benefits at December 31, 2008	$1,022
Increases in tax positions for prior years	204
Increases in tax positions for current year	332
Lapse in statute of limitations	(393)
Gross unrecognized tax benefits at December 31, 2009	$1,165

As of December 31, 2009 all of the unrecognized tax benefits, which were comprised of uncertain tax positions, would impact the effective tax rate if recognized. Unrecognized tax benefits that are affected by statutes of limitation that expire within the next 12 months are immaterial.

The Company and its subsidiaries are subject to U.S. federal income tax as well as to income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters for years through 2005. In January 2009, the Internal Revenue Service ("IRS") began examining certain of the Company's U.S. federal income tax returns for 2006 and 2007. To date, no proposed adjustments have been issued. All material state and local income tax matters have been concluded for years through 2005.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The liability for unrecognized tax benefits included accrued interest of $61,000, $73,000 and $50,000 at December 31, 2009, 2008 and 2007, respectively. Tax expense for the year ended December 31, 2008 includes net interest expense of $23,000. Tax expense for the years ended December 31, 2009 and 2007 included net interest benefit of $12,000 and $7,000, respectively.

(6) Stockholders' Equity

The Board of Directors of the Company has at various times authorized repurchases of Company stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. No repurchases were made in 2009, 2008 or 2007. As of December 31, 2009, authorization for the repurchase of up to 68,100 additional shares remained.

The Company has increased its quarterly cash dividend payments in September of each of the past three years. The quarterly dividend was increased to $.24 per share in September of 2007 to $.30 per share in September of 2008 and to $.36 per share in September of 2009.

The Company has a Rights Plan, which is intended to protect the interests of stockholders in the event of a hostile attempt to take over the Company. The rights, which are not presently exercisable and do not have any voting powers, represent the right of the Company's stockholders to purchase at a substantial discount, upon the occurrence of certain events, shares of common stock of the Company or of an acquiring company involved in a business combination with the Company. This plan, which was adopted in August of 2006, expires in August of 2016.

(7) Income Per Share

The following is the computation for basic and diluted income per share:

	Year ended December 31,		
	2009	2008	2007
	(in thousands, except per share amounts)		
Net Income	**$ 16,843**	$ 15,667	$ 14,006
Weighted average basic shares outstanding	**1,979**	1,961	1,894
Add: Effect of dilutive securities	**36**	43	91
Weighted average diluted shares outstanding	**2,015**	2,004	1,985
Net Income Per Share			
Basic	**$ 8.51**	$ 7.99	$ 7.39
Diluted	**$ 8.36**	$ 7.82	$ 7.06

As required by ASC 260, *Earnings per Share*, effective January 1, 2009, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in the computation of basic income per share pursuant to the two-class method. The basic-income-per-share amounts for 2008 and 2007 shown above have been retrospectively recalculated to also reflect the inclusion of participating securities in the basic-income-per-share computation. Application of this treatment had an insignificant effect in all periods. Income-per-share amounts are computed independently for each quarter. As a result, the sum of the per-share amounts for each quarter may not equal the year-to-date amounts.

Incremental shares from stock options, unvested restricted stock, restricted stock units and deferred stock units were included in the calculation of weighted average diluted shares outstanding using the treasury stock method. The computation of weighted average diluted shares outstanding excludes options to purchase 16,000 shares of common stock for the year ended December 31, 2008, because the exercise price of those options was greater than the average market price, resulting in an anti-dilutive effect on diluted income per share.

(8) Stock Plans

At December 31, 2009, the Company had three stock-based compensation plans which are described more fully below. The Company accounts for its plans under ASC 718, and the disclosures that follow are based on applying ASC 718. ASC 718 requires that cash flows from the exercise of stock-based compensation resulting from tax benefits in excess of recognized compensation cost (excess tax benefits) be classified as financing cash flows. The Company recorded $121,000, $1,635,000 and $805,000 of such excess tax benefits as financing cash flows in 2009, 2008 and 2007, respectively.

The Company's 1997 Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares. In addition, under the 1997 Stock Incentive Plan, outside directors (directors who are not employees of the Company or any subsidiary) received automatic annual grants of nonqualified stock options to purchase 2,000 shares of common stock. The 1997 Stock Incentive Plan was amended in 2005 to provide that no additional stock options may be granted to outside directors thereunder. Under the 1997 Stock Incentive Plan, 624,425 shares, in the aggregate, of common stock were reserved for grants. The purchase price of shares issued on the exercise of incentive options was required to be at least equal to the fair market value of such shares on the date of grant. The purchase price for shares issued on the exercise of nonqualified options and restricted and performance shares was fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable as determined by the Compensation Committee and expire no later than 10 years after the date of grant.

During 2006, the Company's stockholders approved the adoption of the Company's 2006 Equity Incentive Plan which provides for the grant to key employees and consultants of incentive and nonqualified stock options, restricted stock, restricted stock units, deferred stock units, stock appreciation rights and performance shares. Under the 2006 Equity Incentive Plan, 100,000 shares, in the aggregate, of common stock were reserved for awards. The purchase price of shares issued on the exercise of options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable and expire as determined by the Compensation Committee except that incentive options expire no later than 10 years after the date of grant.

In May 2007, a non-employee director deferred compensation plan was put in place by the Company. This plan, as amended, allows the Company's non-employee directors to elect to receive stock units in lieu of all or part of the cash fees they are receiving for their services as directors. On the first business day of each calendar year, each participating non-employee director is credited with a number of stock units equal to the cash fees such director has elected to forego for such year divided by the closing price of the Company's common stock on the next preceding date on which shares of the Company's stock were traded. The stock units are convertible to shares of the Company's common stock on a one-for-one basis at a future date as elected in advance by the director, but no later than the January following the year in which the director ceases to serve on the Board of Directors.

Option transactions for the three years ended December 31, 2009 are as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at January 1, 2007	191,350	$ 31.52
Granted in 2007	—	—
Exercised in 2007	(38,920)	$ 21.93
Options outstanding at December 31, 2007	152,430	$ 33.96
Granted in 2008	16,000	$ 111.16
Exercised in 2008	(69,430)	$ 26.09
Options outstanding at December 31, 2008	99,000	$ 51.96
Granted in 2009	—	—
Exercised in 2009	(14,000)	$ 42.29
Options outstanding at December 31, 2009	85,000	$ 53.56
Exercisable options at December 31, 2007	133,680	$ 28.65
Exercisable options at December 31, 2008	70,500	$ 35.00
Exercisable options at December 31, 2009	66,750	$ 41.49

All unvested options outstanding at December 31, 2009 are expected to vest. As of December 31, 2009, there remained 37,592 shares for which options may be granted in the future under the 1997 Stock Incentive Plan and the 2006 Equity Incentive Plan. The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$11.56-$14.06	24,000	0.6 years	$ 12.77	24,000	$ 12.77
$22.50-$29.30	12,000	2.5 years	$ 25.98	12,000	$ 25.98
$43.75-$46.00	8,000	2.3 years	$ 44.88	8,000	$ 44.88
$71.86	25,000	1.6 years	$ 71.86	18,750	$ 71.86
$111.06-$111.50	16,000	3.4 years	$ 111.16	4,000	$ 111.16
	85,000	**1.9 years**	**$ 53.56**	**66,750**	**$ 41.49**

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. None of the Company's grants includes performance-based or market-based vesting conditions. The expected life represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The fair value of stock-based payments, funded with options, is valued using the Black-Scholes valuation method with a volatility factor based on the Company's historical stock trading history. The Company bases the risk-free interest rate using the Black-Scholes valuation method on the implied yield currently available on U. S. Treasury securities with an equivalent term. The Company bases the dividend yield used in the Black-Scholes valuation method on the Company's stock dividend history.

There were no options granted in 2009 and 2007. The fair value for the options granted in 2008 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2008:

	2009	2008	2007
Risk-free interest rate	—	2.70%	—
Dividend yield	—	0.90%	—
Volatility factor	—	25.00%	—
Expected life	—	4 years	—

The weighted average grant date fair value of the options granted in 2008 was $24.31. The total intrinsic values of options exercised during 2009, 2008 and 2007 were $.6 million, $7.0 million and $3.0 million, respectively. The total intrinsic values of options outstanding and options currently exercisable at December 31, 2009, were $7.2 million and $6.4 million, respectively.

During 2008, the Company made one award of restricted stock under the 2006 Equity Incentive Plan. Under the terms of the award and the plan, the restrictions lapse over a four-year period. Generally, during the vesting period, holders of restricted stock have voting rights and earn dividends, but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Unvested shares are forfeited on termination of employment. Changes in restricted stock for the years ended December 31, 2007, 2008 and 2009 were as follows:

	Shares	Weighted Average Award Date Fair Value Per Share
Restricted stock at January 1, 2007	7,500	$ 71.86
Granted in 2007	—	
Vested in 2007	(1,500)	$ 71.86
Restricted stock at December 31, 2007	6,000	$ 71.86
Granted in 2008	4,000	$ 111.06
Vested in 2008	(1,500)	$ 71.86
Restricted stock at December 31, 2008	8,500	$ 90.31
Granted in 2009	—	—
Vested in 2009	(2,500)	$ 113.90
Restricted stock at December 31, 2009	6,000	$ 91.46

All shares of unvested restricted stock outstanding at December 31, 2009 are expected to vest. The total intrinsic value of unvested restricted stock awards at December 31, 2009, 2008 and 2007 was $827,000, $815,000 and $750,000, respectively. The total fair value of restricted stock vested during 2009, 2008 and 2007 was $285,000, $161,000 and $146,000, respectively.

During 2009 and 2007 restricted stock units were granted to certain employees under the 2006 Equity Incentive Plan. All of these stock units are convertible to shares of stock on a one-for-one basis when the restrictions lapse, which is generally after a five-year period. Unvested stock units are forfeited on termination of employment. During the vesting period, holders of all restricted stock units earn dividends as additional units. During 2007, 2008 and 2009, certain outside directors elected to receive stock units in lieu of cash fees for their services as members of the Board of Directors. Changes in stock units for the years ended December 31, 2007, 2008 and 2009 were as follows

	Restricted Stock Units	Weighted Average Award Date Fair Value Per Unit	Directors' Stock Units	Weighted Average Award Date Fair Value Per Unit
Unvested stock units at January 1, 2007	—		—	
Granted in 2007	10,010	$ 96.03	210	$ 98.87
Vested in 2007	—		(210)	$ 98.87
Unvested stock units at December 31, 2007	10,010	$ 96.03	—	
Granted in 2008	107	$ 100.91	341	$ 124.58
Vested in 2008	—		(341)	$ 124.58
Unvested stock units at December 31, 2008	10,117	$ 96.09	—	
Granted in 2009	825	$ 102.08	81	$ 99.35
Vested in 2009	—		(81)	$ 99.35
Unvested stock units at December 31, 2009	10,942	$ 96.53	—	

All unvested restricted stock units at December 31, 2009 are expected to vest. No restricted stock units vested during 2009. The total intrinsic value of all outstanding stock units which are not yet convertible at December 31, 2009, including 632 stock units held for the accounts of outside directors, was $1,802,000. The total fair value of directors' stock units vested was $8,000, $43,000 and $21,000 during 2009, 2008 and 2007, respectively. As of December 31, 2009, there remained 1,868 shares of common stock reserved for issuance at the end of deferral periods of stock units which may be credited in the future to non-employee directors.

Compensation related to stock options is based on the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. Compensation related to restricted stock and restricted stock units is based on the fair market value of the stock on the date of the grant. These fair values are then amortized on a straight-line basis over the requisite service periods of the entire awards, which is generally the vesting period. For the years ended December 31, 2009, 2008 and 2007, the Company recorded share-based compensation expense as a "General and Administrative expense" in the amount of $668,000, $637,000 and $368,000, respectively, for all of the above mentioned share-based compensation arrangements. The total tax benefit recognized in the income statement from share-based compensation arrangements for the years ended December 31, 2009, 2008 and 2007, was $226,000, $218,000 and $130,000, respectively.

Unrecognized compensation cost information for the Company's various share-based compensation types is shown below as of December 31, 2009:

	Unrecognized Compensation Cost	Weighted Average Remaining Years in Amortization Period
Stock options	$ 293,000	2.2
Restricted stock	430,000	2.2
Restricted stock units	530,000	2.7
Total	$ 1,253,000	

The Company has a policy of utilizing existing treasury shares to satisfy stock option exercises, stock unit conversions and restricted stock awards.

(9) Revenues From Major Customers

The Company had one major customer which represented approximately $15.1 million (15.0 percent), $11.1 million (11.6 percent) and $12.6 million (14.2 percent) of the Company's operating revenues during 2009, 2008 and 2007, respectively.

(10) Industry Segment and Geographic Information

The Company operates in one reportable industry segment: developing, and manufacturing, products primarily for medical applications and has no foreign operating subsidiaries. The Company has other product lines which include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of the medical products segment. The Company recorded incidental revenues from its gaseous oxygen pipeline, which totaled approximately $958,000 in 2009, $957,000 in 2008 and $958,000 in 2007. Pipeline net assets totaled $2.0, $2.1 and $2.2 million at December 31, 2009, 2008 and 2007, respectively. Company revenues from sales to customers outside the United States totaled approximately 39 percent, 35 percent and 36 percent of the Company's total revenues in 2009, 2008 and 2007, respectively. No Company assets are located outside the United States.

A summary of revenues by geographic territory, based on shipping destination, for 2009, 2008 and 2007 is as follows (in thousands):

	Year ended December 31,		
	2009	**2008**	**2007**
United States	**$ 61,198**	$ 62,448	$ 56,860
Canada	**16,674**	12,659	14,890
United Kingdom	**2,299**	2,850	2,204
Japan	**4,085**	3,130	3,199
Germany	**2,890**	2,664	2,434
China	**1,653**	1,748	1,133
Other countries less than $1 million	**11,844**	10,396	7,820
Total	**$ 100,643**	$ 95,895	$ 88,540

A summary of revenues by product line for 2009, 2008 and 2007 is as follows (in thousands):

	2009	**2008**	**2007**
Fluid Delivery	**$ 35,540**	$ 32,209	$ 28,745
Cardiovascular	**29,051**	29,263	23,577
Ophthalmology	**19,452**	15,192	17,614
Other	**16,600**	19,231	18,604
Total	**$ 100,643**	$ 95,895	$ 88,540

(11) Employee Retirement and Benefit Plans

In September 2007, the Company terminated a noncontributory cash balance defined benefit retirement plan that was maintained for all regular employees of the Company except those of Quest Medical and employees hired after May 2005. Prior to termination, the Company's funding policy was to make the annual contributions required by applicable regulations and recommended by its actuary. The Company used a December 31 measurement date for the plan. Affected employees accrued pension benefits through December 31, 2007, but did not accrue any additional benefits under the plan after that date. However, participants continued to earn interest credits on their account balances until the plan settled all its obligations to plan participants in October 2009. A curtailment gain of $361,000 was recorded in the third quarter of 2007 related to the Company's action to terminate the plan. During September 2007 the plan settled its obligations to a certain group of participants whose employment had terminated by acquiring for them annuities from a life insurance company. A settlement loss for this transaction of $671,000 was recorded in the third quarter of 2007. An additional settlement loss of $989,000 for the termination was recorded as a general and administrative expense in the fourth quarter of 2009 when all remaining plan obligations were settled. All assets remaining in the plan after the settlement was completed were transferred to the Company's 401(k) plan.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets as of year end (in thousands):

	2009	2008
Actuarial Present Value of Benefit Obligation:		
Accumulated Benefit Obligation	**$ —**	$ 3,630
Projected Benefit Obligation	**—**	3,630
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	**$ 3,630**	$ 3,612
Service cost	**—**	—
Interest cost	**218**	222
Actuarial (gain)/loss	**(100)**	37
Benefits paid	**(3,748)**	(241)
Projected benefit obligation, December 31	**$ —**	$ 3,630
Change in Plan Assets:		
Fair value of plan assets, January 1	**$ 4,096**	$ 4,185
Actual return on plan assets	**24**	152
Employer contributions	**—**	—
Benefits paid	**(3,748)**	(241)
Expenses	**(109)**	—
Excess assets withdrawn after plan termination	**(263)**	—
Fair value of plan assets, December 31	**$ —**	$ 4,096
Funded Status of Plan at Year End	**$ —**	$ 466

The following table summarizes amounts recognized in accumulated other comprehensive loss (in thousands):

	December 31,	
	2009	2008
Unrecognized net actuarial loss	**$ —**	$ 820
Unrecognized prior service cost	**—**	—
Net unrecognized net actuarial loss	**$ —**	$ 820
Tax benefit recognized	**—**	(287)
Net amount	**$ —**	$ 533

The funded status of the Company's pension plan was recognized as other assets in the consolidated balance sheet in the amount of $466,000 at December 31, 2008.

The components of net periodic pension cost for 2009, 2008 and 2007 were as follows (in thousands):

	Year ended December 31,		
	2009	2008	2007
Components of Net Periodic Pension Cost:			
Service cost	**$ —**	$ —	$ 259
Interest cost	**218**	222	243
Expected return on assets	**(215)**	(220)	(370)
Prior service cost amortization	**—**	—	(28)
Actuarial loss	**31**	33	46
Curtailment gain	**—**	—	(361)
Settlement loss	**989**	—	671
Net periodic pension expense	**$ 1,023**	$ 35	$ 460

Actuarial assumptions used to determine benefit obligations at December 31 were as follows:

	2009	2008
Discount rate	**N/A**	6.00%
Rate of compensation increase	**N/A**	N/A

Actuarial assumptions used to determine net periodic pension cost were as follows:

	Year ended December 31,		
	2009	**2008**	**2007**
Discount rate	**6.00%**	6.00%	6.00%
Expected long-term return on assets	**5.25%**	5.25%	8.00%
Rate of compensation increase	**N/A**	N/A	5.00%

The Company's expected long-term rate of return assumption was based upon the plan's actual long-term investment results as well as the long-term outlook for investment returns in the marketplace at the time the assumption was made.

The Company's pension plan assets at December 31, 2008 were invested in a money market account so that the settlement of the termination obligations could be completed after needed regulatory approvals were received. The Company finalized the plan termination in the fourth quarter of 2009 by making benefit distributions to participants totaling $3.7 million. After all plan obligations were settled, the remaining plan assets of $263,000 were transferred to the Company's 401(k) plan to be used for contributions and plan expenses.

The Company sponsors a defined contribution 401(k) plan for all employees. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plan. The Company's contributions under this plan were $499,000, $498,000 and $246,000 in 2009, 2008 and 2007, respectively. The increase in contributions in 2008 and 2009 is attributable to an increase in the matching contribution levels for this plan effective on January 1, 2008 when the defined benefit pension plan accruals ceased due to the termination of that plan.

(12) Commitments and Contingencies

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges and litigation. In some cases, the claimants may seek damages, as well as other relief, which, if granted, could require significant expenditures. The Company accrues the estimated costs of settlement or damages when a loss is deemed probable and such costs are estimable, and accrues for legal costs associated with a loss contingency when a loss is probable and such amounts are estimable. Otherwise, these costs are expensed as incurred. If the estimate of a probable loss or defense costs is a range and no amount within the range is more likely, the Company accrues the minimum amount of the range. As of December 31, 2009, the Company had no ongoing litigation or arbitration for such matters.

The Company had a dispute which was favorably settled in the third quarter of 2007. The Company recorded a one-time benefit of $1.4 million, net of expenses, in operating expenses at that time. This settlement was amended in December 2008. The amended settlement agreement provides that the Company may receive additional annual payments through 2024. The Company has not recorded $7.5 million in potential future payments under this settlement as of December 31, 2009 due to the uncertainty of collection.

The Company has arrangements with three of its executive officers (the "Executives") pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to the Executives. Termination under such circumstances at December 31, 2009 could have resulted in payments aggregating $3.2 million.

(13) Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2009. On January 4, 2010, the Board of Directors of the Company declared a special dividend of $6.00 per share on the Company's outstanding shares of common stock. This dividend which totaled $12.1 million was paid on January 29, 2010. The Company did not have any other material recognizable subsequent events.

(14) Quarterly Financial Data (Unaudited)

Quarter Ended	Operating Revenue	Operating Income	Net Income	Income Per Basic Share	Income Per Diluted Share
		(in thousands, except per share amounts)			
3/31/09	$ 25,047	$ 6,109	$ 4,134	$ 2.09	$ 2.06
6/30/09	26,001	7,037	4,657	2.35	2.30
9/30/09	25,192	6,566	4,460	2.25	2.20
12/31/09	24,403	5,293	3,592	1.81	1.78
3/31/08	$ 24,602	$ 5,454	$ 3,656	$ 1.88	$ 1.83
6/30/08	24,242	6,131	4,135	2.10	2.06
9/30/08	23,461	5,780	3,992	2.03	1.99
12/31/08	23,590	5,609	3,884	1.97	1.94

The quarter ended December 31, 2009 included a pension charge which reduced operating income by $989,000 and net income by $643,000 or $0.32 per basic and diluted share.

The quarterly information presented above reflects, in the opinion of management, all adjustments necessary for a fair presentation of the results for the interim periods presented.

report of independent registered public accounting firm

Board of Directors and Stockholders
Atrion Corporation

We have audited the accompanying consolidated balance sheets of Atrion Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic consolidated financial statements included the financial statement schedule (not presented separately herein) listed in the index appearing under Item 15. *Exhibits and Financial Statement Schedules.* These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atrion Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Atrion Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2010 expressed an unqualified opinion.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
March 12, 2010

management's report on internal control over financial reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

report of independent registered public accounting firm

Board of Directors and Stockholders of Atrion Corporation

We have audited Atrion Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Atrion Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Atrion Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Atrion Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Atrion Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 12, 2010, expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
March 12, 2010

management's discussion and analysis of financial condition and results of operations

Overview

We develop and manufacture products, primarily for medical applications. We market components to other equipment manufacturers for incorporation in their products and sell finished devices to physicians, hospitals, clinics and other treatment centers. Our medical products primarily serve the fluid delivery, cardiovascular, and ophthalmology markets. Our other medical and non-medical products include instrumentation and disposables used in dialysis, contract manufacturing and valves and inflation devices used in marine and aviation safety products. In 2009 approximately 39 percent of our sales were outside the United States.

Our products are used in a wide variety of applications by numerous customers. We encounter competition in all of our markets and compete primarily on the basis of product quality, price, engineering, customer service and delivery time.

Our strategy is to provide a broad selection of products in the areas of our expertise. Research and development efforts are focused on improving current products and developing highly-engineered products that meet customer needs in niche markets that are large enough to provide meaningful increases in sales. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. We also focus on controlling costs by investing in modern manufacturing technologies and controlling purchasing processes. We have been successful in consistently generating cash from operations and have used that cash to reduce indebtedness, to fund capital expenditures, to make investment purchases, to repurchase stock and to pay dividends.

Our strategic objective is to further enhance our position in our served markets by:

- Focusing on customer needs;
- Expanding existing product lines and developing new products;
- Maintaining a culture of controlling cost; and
- Preserving and fostering a collaborative, entrepreneurial management structure.

For the year ended December 31, 2009, we reported revenues of $100.6 million, operating income of $25.0 million and net income of $16.8 million.

Results of Operations

Our net income was $16.8 million, or $8.51 per basic and $8.36 per diluted share, in 2009, compared to net income of $15.7 million, or $7.99 per basic and $7.82 per diluted share, in 2008 and $7.39 per basic and $7.06 per diluted share, in 2007. The 2009 results included a $643,000 net of tax settlement loss, or $0.32 per diluted share, related to the termination of our defined benefit pension plans. The 2007 results included a special net of tax benefit of $695,000, or $0.35 per diluted share, attributable to a favorable dispute resolution offset partially by certain initial costs related to the termination of our defined benefit pension plans, as described below. Revenues were $100.6 million in 2009, compared with $95.9 million in 2008 and $88.5 million in 2007. The 5 percent revenue increase in 2009 over 2008 and the 8 percent revenue increase in 2008 over 2007 were generally attributable to higher sales volumes.

Annual revenues by product lines were as follows (in thousands):

	2009	2008	2007
Fluid Delivery	**$ 35,540**	$ 32,209	$ 28,745
Cardiovascular	**29,051**	29,263	23,577
Ophthalmology	**19,452**	15,192	17,614
Other	**16,600**	19,231	18,604
Total	**$ 100,643**	$ 95,895	$ 88,540

Our cost of goods sold was $55.3 million in 2009, compared with $53.3 million in 2008 and $50.8 million in 2007. Increased sales volume, increased material costs, and increased manufacturing overhead costs were the primary contributors to the 4 percent increase in cost of goods sold for 2009 over 2008 and for the 5 percent increase in cost of goods sold for 2008 over 2007.

Gross profit in 2009 increased $2.8 million to $45.3 million, compared with $42.5 million in 2008 and $37.8 million in 2007. Our gross profit was 45 percent of revenues in 2009, 44 percent of revenues in 2008 and 43 percent of revenues in 2007. The increase in gross profit percentage from the prior year in 2009 and 2008 was primarily due to improvements in manufacturing efficiencies and the impact of cost-savings projects.

Operating expenses were $20.3 million in 2009, compared with $19.6 million in 2008 and $17.6 million in 2007. In 2009, increases in general and administrative, or G&A, expenses and research and development, or R&D, expenses were partially offset by decreases in selling expenses. Additionally in 2009, the Company recorded a $989,000 settlement loss related to the termination of the Company's defined benefit pension plans. In 2009, G&A expenses increased $297,000, without the previously mentioned pension settlement loss, primarily related to increased compensation costs, outside services and taxes partially offset by decreased travel costs. G&A expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and outside professional fees. R&D expenses increased $85,000 in 2009 as compared to 2008 primarily related to increased compensation costs and increased outside services. R&D expenses consist primarily of salaries and other related expenses of the R&D personnel as well as costs associated with regulatory matters. In 2009, selling expenses decreased $618,000 primarily related to decreased compensation, travel, advertising and promotional expenses. Selling expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising and promotional expenses.

The increase in operating expenses in 2008 from 2007 was primarily due to the recordation in 2007 of a special $1.4 million benefit, net of expenses, related to a dispute settlement. This benefit was reflected in 2007 as a decrease in operating expenses. Additionally, increases in G&A expenses and R&D expenses were partially offset by decreases in selling expenses. In 2008, G&A expenses increased $496,000 primarily related to compensation costs. R&D expenses increased $191,000 in 2008 as compared to 2007 primarily related to increased compensation costs and increased outside services. In 2008, selling expenses decreased $85,000 primarily related to decreased outside services, advertising and promotional expenses partially offset by increased travel expenses.

Our operating income for 2009 was $25.0 million, compared with $23.0 million in 2008 and $20.2 million in 2007. The increase in gross profit partially offset by the increase in operating expenses described above were the major contributors to the operating income improvements in 2009 and 2008 compared to the previous years.

Our interest income for 2009 was $578,000 compared with $299,000 in 2008 and $57,000 in 2007. The increases in 2009 and 2008 were primarily related to the increased level of cash and investments during 2009 and 2008.

Interest expense was $10,000 in 2008 compared to $251,000 in 2007. The decrease in 2008 was primarily the result of reduced borrowing levels.

Income tax expense in 2009 totaled $8.7 million, compared with $7.6 million in 2008 and $6.0 million in 2007. The effective tax rates for 2009, 2008 and 2007 were 34.2 percent, 32.7 percent and 30.0 percent, respectively. Benefits from tax incentives for domestic production, exports and R&D expenditures totaled $776,000 in 2009, $896,000 in 2008 and $1.0 million in 2007. Expenses from changes in uncertain tax positions totaled $143,000 in 2009 and $218,000 in 2008. Benefits from changes in uncertain tax positions totaled $168,000 in 2007. We expect the effective tax rate for 2010 to be approximately 34.0 percent.

Over the past eleven years, we have achieved meaningful annual increases in operating revenues, operating income, net income from continuing operations and diluted earnings per share from continuing operations. During this eleven-year period, the Company has been able to achieve this growth even during declines in economic activity. The current recession has impacted the demand for certain of the Company's products. This continuing decline in global demand makes it difficult to make accurate predictions for 2010 results. However, assuming that the worst of the recession is over, we expect to show low double-digit growth in diluted earnings per share in 2010.

Liquidity and Capital Resources

We have a $25.0 million revolving credit facility with a money center bank to be utilized for the funding of operations and for major capital projects or acquisitions, subject to certain limitations and restrictions (see Note 4 of Notes to Consolidated Financial Statements). Borrowings under the credit facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by us, plus one percent. We had no outstanding borrowings under our credit facility at December 31, 2009 or at December 31, 2008. The credit facility, which expires November 12, 2012, and may be extended under certain circumstances, contains various restrictive covenants, none of which is expected to impact our liquidity or capital resources. At December 31, 2009, we were in compliance with all financial covenants and had $25.0 million available for borrowing under the credit facility. We believe that the bank providing the credit facility is highly-rated and that the entire $25.0 million under the credit facility is currently available to us. If that bank were unable to provide such funds, we expect that we would still be able to fund operations.

At December 31, 2009, we had a total of $36.4 million in cash and cash equivalents, short-term investments and long-term investments, an increase of $19.7 million from December 31, 2008. The principal contributor to this increase was the cash generated by operating activities, which was partially offset by payments for acquisitions of property, plant and equipment and the payment of dividends.

Cash flows provided by operations of $28.4 million in 2009 were primarily comprised of net income plus the net effect of non-cash expenses plus net changes in working capital items. Inventories, accounts receivables, accounts payables and accrued liabilities were the primary contributors to the positive net change in working capital items. The change in inventories was related to reduced stocking levels as a result of the consumption of inventories purchased in 2008 under a program to purchase critical raw material in large volumes to hedge against future price increases and take advantage of volume discounts. The change in accounts receivable was primarily related to the increase in revenues for the fourth quarter of 2009 as compared with the fourth quarter of 2008. The change in accounts payable and accrued liabilities was primarily related to increases in accrued compensation.

At December 31, 2009, we had working capital of $49.5 million, including $20.7 million in cash and cash equivalents and $4.2 million in short-term investments. The $6.6 million increase in working capital during 2009 was primarily related to increases in cash and cash equivalents, partially offset by decreased inventories and increased accrued compensation. The increase in cash was primarily related to amounts generated from operations. The decrease in inventories was primarily related to our consumption of inventories purchased in 2008 under a program to hedge against future price increases. Working capital items consisted primarily of accounts receivable, short-term investments, accounts payable, inventories and other current assets and other current liabilities.

Capital expenditures for property, plant and equipment totaled $6.6 million in 2009, compared with $5.4 million in 2008 and $7.9 million in 2007. These expenditures were primarily for the addition of machinery and equipment. We expect 2010 capital expenditures, primarily machinery and equipment, to increase slightly over the average of the levels expended during each of the past three years.

We paid dividends totaling $2.6 million, $2.1 million and $1.7 million during 2009, 2008 and 2007, respectively. On January 4, 2010, our Board of Directors declared a special dividend of $6.00 per share on our outstanding common stock. This dividend which totaled $12.1 million was paid on January 29, 2010. We expect to fund future dividend payments with cash flows from operations.

The table below summarizes debt, lease and other contractual obligations outstanding at December 31, 2009:

Contractual Obligations	Payments Due by Period			
	Total	2010	2011–2012	2013 and thereafter
	(in thousands)			
Purchase Obligations	$ 6,473	$ 6,364	$ 108	$ 1
Total	$ 6,473	$ 6,364	$ 108	$ 1

In the current credit and financial markets, many companies are finding it difficult to gain access to capital resources. In spite of the current economic conditions, we believe that our cash, cash equivalents, short-term investments and long-term investments, cash flows from operations and available borrowings of up to $25.0 million under our credit facility will be sufficient to fund our cash requirements for at least the foreseeable future. We believe that our strong financial position would allow us to access equity or debt financing should that be necessary. We also believe that our capital resources should not be materially impacted by the current economic crisis. Additionally, we expect that our cash and cash equivalents and investments will continue to increase in 2010.

Off Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Impact of Inflation

We experience the effects of inflation primarily in the prices we pay for labor, materials and services. Over the last three years, we have experienced the effects of moderate inflation in these costs. At times, we have been able to offset a portion of these increased costs by increasing the sales prices of our products. However, competitive pressures have not allowed for full recovery of these cost increases.

New Accounting Pronouncements

Effective July 1, 2009, we adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105-10, *Generally Accepted Accounting Principles – Overall* (ASC 105-10). ASC 105-10 establishes the FASB Accounting Standards Codification, or Codification, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates or Updates. The FASB will not consider the Updates as authoritative in their own right. Rather, the Updates will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

Effective April 1, 2009, we adopted FASB ASC 855-10, *Subsequent Events – Overall* ("ASC 855-10"). ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Adoption of ASC 855-10 did not have a material impact on our consolidated financial statements.

From time to time, new accounting standards updates applicable to us are issued by the FASB, which we will adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of recently issued standards updates that are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In the preparation of these financial statements, we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We believe the following discussion addresses our most critical accounting policies and estimates, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

From time to time, we accrue legal costs associated with certain litigation. In making determinations of likely outcomes of litigation matters, we consider the evaluation of legal counsel knowledgeable about each matter, case law and other case-specific issues. We believe these accruals are adequate to cover the legal fees and expenses associated with litigating these matters. However, the time and cost required to litigate these matters as well as the outcomes of the proceedings may vary from what we have projected.

We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the failure of customers to make required payments. On an ongoing basis, the collectability of accounts receivable is assessed based upon historical collection trends, current economic factors and the assessment of the collectability of specific accounts. We evaluate the collectability of specific accounts and determine when to grant credit to our customers using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with our personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected. If circumstances change, our estimates of the collectability of amounts could be changed by a material amount.

We are required to estimate our provision for income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is more likely than not, do not establish a valuation allowance. In the event that actual results differ from these estimates, the provision for income taxes could be materially impacted.

We assess the impairment of our long-lived identifiable assets, excluding goodwill which is tested for impairment as explained below, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. Although we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in our business plan could materially affect our evaluations. No such changes are anticipated at this time.

We assess goodwill for impairment pursuant to ASC 350, *Intangibles—Goodwill and Other,* which requires that goodwill be assessed whenever events or changes in circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis by applying a fair value test.

During 2007, 2008 and 2009, none of our critical accounting policy estimates required significant adjustments. We did not note any events or changes in circumstances indicating that the carrying value of material long-lived assets were not recoverable.

Quantitative and Qualitative Disclosures About Market Risks

Foreign Exchange Risk

We are not exposed to material fluctuations in currency exchange rates because the payments from the Company's international customers are received primarily in United States dollars.

Principal and Interest Rate Risk

Our cash equivalents and short-term and long-term investments consist of money-market accounts, certificates of deposits, taxable high-grade corporate bonds and tax-exempt municipal bonds. Our investment policy is to seek to manage these assets to achieve the goal of preserving principal, maintaining adequate liquidity at all times, and maximizing returns subject to established investment guidelines. In general, the primary exposure to market risk is interest rate sensitivity. This means that a change in prevailing interest rates may cause the value of and the return on the investment to fluctuate.

Recently, there has been concern in the credit markets regarding the value of a variety of mortgage-backed securities and the resultant effect on various securities markets. We believe that our cash, cash equivalents, and investments do not have significant risk of default or illiquidity. However, our cash equivalents and investments may be subject to adverse changes in market value.

Forward-looking Statements

Statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward-looking are based upon current expectations, and actual results or future events may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by us that our objectives or plans will be achieved. Such statements include, but are not limited to, our effective tax rate in 2010, our 2010 capital expenditures, funding future dividend payments with cash flows from operations, the availability of equity and debt financing, our ability to meet our cash requirements for the foreseeable future, our ability to fund operations if the bank providing our credit facility were unable to lend funds to us, the impact of the current economic crisis on our capital resources, our 2010 growth in earnings and in diluted earnings per share and increases in 2010 in cash, cash equivalents and investments. Words such as "expects," "believes," "anticipates," "intends," "should," "plans," and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results or future events to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; our ability to protect our intellectual property; changes in the prices of raw materials; changes in product mix; intellectual property and product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause us to alter our marketing, capital expenditures or other budgets, which in turn may affect our results of operations and financial condition.

selected financial data

(in thousands, except per share amounts)

	2009	2008	2007	2006	2005
Operating Results for the Year ended December 31,					
Revenues	**$ 100,643**	$ 95,895	$ 88,540	$ 81,020	$ 72,089
Operating income	**25,004**[a]	22,973	20,195[b]	14,338	12,698
Income from continuing operations	**16,843**[a]	15,667	14,006[b]	10,600	8,793
Net income	**16,843**[a]	15,667	14,006[b]	10,765	8,958
Depreciation and amortization	**7,163**	6,353	5,534	5,005	5,389
Per Share Data:					
Income from continuing operations, per diluted share	**8.36**[a]	7.82	7.06[b]	5.43	4.57
Net income per diluted share	**8.36**[a]	7.82	7.06[a]	5.51	4.66
Cash dividends per common share	**$ 1.32**	$ 1.08	$ 0.88	$ 0.74	$ 0.62
Average diluted shares outstanding	**2,015**	2,004	1,985	1,953	1,924
Financial Position at December 31,					
Total assets	**$ 132,749**	$ 115,353	$ 99,313	$ 95,772	$ 78,470
Long-term debt	**$ —**	$ —	$ —	$ 11,399	$ 2,529

(a) Included a non-cash charge for the settlement of the 2007 termination of pension plans that subtracted $1.0 million from operating income, $643,000 from net income and $0.32 from net income per diluted share. (See Note 11)

(b) Included two special items that, when combined, added $1.1 million to operating income, $695,000 to net income and $0.35 to net income per diluted share.

non-gaap financial measures reconciliation

(in thousands, except per share amounts)

	2009	2008	2007
GAAP operating income	**$ 25,004**	$ 22,973	$ 20,195
Dispute resolution income			(1,398)
Pension charges, net	**989**		329
Net adjustments	**989**		(1,069)
Adjusted operating income	**$ 25,993**	$ 22,973	$ 19,126
GAAP net income	**$ 16,843**	$ 15,667	$ 14,006
Net adjustments as shown above	**989**		(1,069)
Income taxes on adjustments	**(346)**		374
Adjustments to net income	**643**		(695)
Adjusted net income	**$ 17,486**	$ 15,667	$ 13,311
Income per diluted share:			
GAAP EPS	**$ 8.36**	$ 7.82	$ 7.06
Adjustments (calculated below)	**0.32**		(0.35)
Adjusted EPS	**$ 8.68**	$ 7.82	$ 6.71
Adjustments to net income as shown above	**$ 643**	$	$ (695)
Diluted shares outstanding	**2,015**	2,004	1,985
Adjustment to income per diluted share	**$ 0.32**	$	$ (0.35)

leadership

Board of Directors

Emile A. Battat
Chairman of the Board and
Chief Executive Officer
Atrion Corporation

Hugh J. Morgan, Jr.
Private Investor
Former Chairman of the Board
National Bank of Commerce
of Birmingham
Birmingham, Alabama

Ronald N. Spaulding
Private Investor
Miami, Florida

Roger F. Stebbing
President and
Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
President
Stupp Bros., Inc.
St. Louis, Missouri

Executive Officers

Emile A. Battat
Chairman of the Board
and Chief Executive Officer

David A. Battat
President and
Chief Operating Officer

Jeffery Strickland
Vice President and
Chief Financial Officer,
Secretary and Treasurer

corporate information

Corporate Office
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
972.390.9800
www.atrioncorp.com

Registrar and Transfer Agent
American Stock Transfer and
Trust Company
59 Maiden Lane
New York, New York 10038

Form 10-K
A copy of the Company's 2009 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

Stock Information

The Company's common stock is traded on the NASDAQ Global Select Market (Symbol: ATRI). As of March 1, 2010, there were approximately 2,800 stockholders, including beneficial owners holding shares in nominee or "street" name. The table below sets forth the high and low sales prices as reported by NASDAQ and the quarterly dividends per share declared by the Company for each quarter of 2008 and 2009.

2008 Quarter Ended	High	Low	Dividends
March 31	$ 133.88	$ 95.77	0.24
June 30	116.75	93.41	0.24
September 30	118.00	80.21	0.30
December 31	111.00	63.00	0.30
2009 Quarter Ended			
March 31	$ 99.74	$ 63.55	0.30
June 30	136.77	81.74	0.30
September 30	147.75	114.70	0.36
December 31	158.18	118.00	0.36

The Company presently plans to pay quarterly cash dividends in the future.

tri

Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
972.390.9800
www.atrioncorp.com

